DATA443 RISK MITIGATION, INC. 101 J Morris Commons Ln, Suite 105 Morrisville, NC 27560-8884 919-526-1070

November 12, 2020

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance, Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Claire DeLabar and Robert S. Littlepage

Re:	Data443 Risk Mitigation, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed April 17, 2020
File No. 000-30542

Ms. DeLabar and Mr. Littlepage:

On behalf of Data443 Risk Mitigation, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its second comment letter dated November 2, 2020 (the “Second Comment Letter”), relating to the above-referenced Annual Report on From 10-K for the year ended December 31, 2019 (the “10-K”), and specifically in response to our prior letter dated 25 September 2020 (the “Initial Response”). We are concurrently filing this letter via EDGAR.

Set forth below in bold are the comments from the Second Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Second Comment Letter, and includes the caption used in the Second Comment Letter. Immediately following each comment is the Company’s response to the respective comment, including, where applicable, a cross-reference to the location of changes made in the Company’s 10-Q for the period ending 30 September 2020, which will be timely filed (the “30 September 10-Q”), in response to that particular comment. All page references in the responses set forth below refer to page numbers in the 30 September 10-Q. Defined terms used herein though not otherwise defined herein have the same meanings ascribed to such terms in the 10-K.

Form 10-K for the Year Ended December 31, 2019

Financial Statements

Note 3: Intellectual Property, page 39

1.	We note in your response to comment 1 that you state that you acquired one identifiable asset, software. However, we also note that you acquired accounts receivable and liabilities related to existing DataExpress clients and that you acquired the trademarked name, DataExpress in conjunction with the acquisition. These factors support a conclusion that a business was acquired. Refer to the guidance in ASC 805-10-55-4 - 55-9. Revise to account for the transaction as a business combination under ASC 805 and provide all financial statements required pursuant to Rule 8-04 of Regulation S-X and Article 11 pro forma financial information for the business combination.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the guidance cited by the Staff does not support a conclusion that a “business” was acquired. The Company further acknowledges the fact that the DataExpress transaction included the acquisition of more than just a single asset. However, it is essential that the value of each of the assets acquired be considered. ASC 805-10-50-2 states, in pertinent part:

Securities And Exchange Commission

12 November 2020

If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business.

The Company respectfully directs the Staff to reconsider the fact that the Company assigned all value in the acquisition to a single identifiable asset; the software and related components. All other assets acquired were assigned a fair market value of -0-. Even the trademark for the DataExpress name was assigned a value of -0- as it cannot be separated from the acquired software.

The Company further respectfully requests that the Staff consider the final amendments adopted in May 2020 by the Commission with regard to disclosure requirements for acquisitions. As expressly stated by the Commission, the amendments are designed to improve information for investors while reducing complexity and compliance costs for reporting companies. The demand for audited financials with regard to the DataExpress transaction (i) does not improve information for investors; and, (ii) substantially increases complexity and compliance costs for the Company. While the new amendments go into effect on 01 January 2021, voluntary compliance is permitted immediately. The Company will be unable to assign any value to the assets acquired with the software, and therefore no change will be effected to the financial statements of the Company. Further, the Seller did not maintain financial statements and it is impracticable to prepare such financial statements.

As indicated in the Company’s Initial Response, the Company relied upon the position of its then independent auditor, THAYER O’NEAL COMPANY, LLC (“TON”). In order to clarify the Initial Response, it was the decision of the Company to treat the subject transaction as an asset acquisition as per ASC 805-10-50-2.

Based upon the above, the Company acknowledges the concern of the Staff, and respectfully advises the Staff that the fair value of the gross assets acquired was properly assigned to a single identifiable asset; the software and related components. The inclusion of other assets is irrelevant as these other assets were properly assigned a value of -0-. As such, the subject acquisition was an asset acquisition of a singular asset, and not an acquisition of a business. There were no separate inputs or units acquired, and all assets acquired had to work together or there would be no asset. The Company only acquired what it needed for the asset to generate revenue going forward. The Company respectfully takes the position that no amendment to the 8-K or the 10-K is required.

2.	We note that your included proposed disclosure revisions in response to comment 2. Please expand the disclosure to address changes in assumptions that resulted in the decrease in fair value, such as the reason for the decrease in fair value under your income approach.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in order to address the Staff’s concern, and to more fully address changes in assumptions that resulted in the decrease in fair value, the Company will add the following language to the 30 September 10-Q:

During the year ended December 31, 2019 and 2018, the Company recorded impairment loss of $1,328,638 and $46,800, respectively. During the year ended December 31, 2019, we determined that the implied fair value of the intellectual property of DataExpress™ was substantially below the carrying value of the asset. This determination was based upon estimating the future income over the useful life of the asset and discounting it using an internal rate of return. Accordingly, we recognized an impairment loss of $1,328,638. This was based upon the following facts: (i) impairment loss is the difference of the purchase cost for DataExpress™ and the estimated fair value of DataExpress™; (ii) DataExpress™ fair value was determined using an income approach model; (iii) fair value of consideration paid by the Company was $2,716,689 at acquisition date; (iv) December 31, 2019 book value (after amortization) was $2,490,298; (v) fair value of DataExpress™ at December 31, 2019 valuation date was determined to be $1,161,660; and, (vi) December 31, 2019 impairment loss was $1,328,638 (book value less estimated fair value of DataExpress™).

Securities And Exchange Commission

12 November 2020

The above language will be referenced twice in the Company’s 10-Q for September 30, 2020; (i) in the MD&A section; and, (ii) in the Notes to the financials.

The Company further wishes to correct an error in earlier correspondence submitted to the Commission with regard to the 10-K. The Company was misinformed, and therefore, misstated, that any delay in responding to the Staff was a result of, or in some manner caused by, a delay in communicating with TON. The Company is now aware that was not the case, and any delay in responding to the Staff was at no time, or in any manner, due to any issue with TON.

On behalf of the Company, we hope that the foregoing has been responsive to the Staff’s comments. Please let us know should you have any further comments or questions. Thank you for your consideration.

Very truly yours,

DATA443 RISK MITIGATION, INC

BY:	Jason Remillard,
President & Chief Financial Officer